

HOW TO VOTE

| HOME | ABOUT US | OUR PROXY | PRESENTATIONS & LETTERS | REASONS TO VOTE "AGAINST" BOGGS & SMITH | SEC VIOLATIONS DOCUMENTS | CONTACT & JOIN MAILING LIST |

Vote "Against" Scott Boggs and Douglas Smith - Two Longstanding and Ineffective Directors

Blue Lion Capital ("BLC") believes that HomeStreet has tremendous potential to generate significant value for shareholders. However, HomeStreet has been a huge disappointment for investors. We believe shareholders should demand accountability.

Both Scott Boggs and Douglas Smith have been board members of HomeStreet since the Company's IPO in 2012; Mr. Boggs has been a director of HomeStreet as a privately-held bank since 2006. **Review all of the reasons we believe you should vote "Against" Boggs and Smith**

In February 2017, HomeStreet was fined $500,000 by the SEC for improper accounting practices, violating securities laws and impeding the SEC's investigation by trying to identify the whistleblower who reported the issue. **Review additional information about HomeStreet's SEC violations**

We encourage you to read our proxy statement and the other materials on this website carefully and to visit often for any updates.



* Source: Bloomberg and S&P Global Market Intelligence. Fundamental figures as of Q4 2017 and pricing and valuation as of April 20, 2018. Peer numbers represent medians. Pacific Northwest peers are COLB, BANR, GBCI,

and HFWA. California peers are CVBF, WABC, TCBK and PPBI.

© 2018 Blue Lion Capital



BLUE LION
CAPITAL

(HOW TO VOTE)

| HOME | ABOUT US | OUR PROXY | PRESENTATIONS & LETTERS | REASONS TO VOTE "AGAINST" BOGGS & SMITH | SEC VIOLATIONS DOCUMENTS | CONTACT & JOIN MAILING LIST |

Vote "Against" Scott Boggs and Douglas Smith - Two Longstanding and Ineffective Directors

Vote by Phone

Please call the telephone number specified on your proxy card from a touchtone phone and follow the simple instructions.

Vote by Internet

Follow the instructions on your proxy card to vote online.

Vote by Mail

Simply complete, sign, date and return the proxy card in the postage-paid envelope provided.

We urge you not to return any proxy card you receive from the Company. If you have already sent a proxy card furnished by HomeStreet or have otherwise submitted a proxy using one of the methods described in the HomeStreet Proxy Statement, you may revoke that proxy and vote on each of the proposals described in our **Proxy Statement** by phone, Internet or mail described above

For additional information or assistance contact Blue Lion Capital's proxy solicitor

Alliance Advisors
200 Broadacres Drive, 3rd Floor
Bloomfield, NJ 07003

Shareholders Call Toll Free: 1- 833-786-5516
Email: BLC@allianceadvisorsllc.com

© 2018 Blue Lion Capital